March 26, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Super Micro Computer , Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Super Micro Computer, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-138370) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.001 per share, so that the Registration Statement may be declared effective at 4 P.M., Eastern Time, on March 28, 2007, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Additionally, we hereby advise you that the Preliminary Prospectus dated March 12, 2007, was distributed by the Representatives approximately as follows:

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Individuals & Corporations	10,323
MLPF&S Inc. Branch Offices	5,057
Total	15,401

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours, Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Needham & Company, LLC

By:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
As representative of the several underwriters

By:	/s/ Patrick R. Fannon

Name:	Patrick R. Fannon

Title:	Vice President